EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2015	2014
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$251	$283
Income tax expense (benefit)	174	(57)
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Short-term borrowings	22	16
Long-term debt	340	322
Others(2)	8	(94)
One third of rents, net of income from subleases	14	14
Total fixed charges, excluding interest on deposits	384	258
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	809	484
Ratio of earnings to fixed charges	2.11	1.88
Total preferred stock dividend factor(1)	$57	$59
Fixed charges, including the preferred stock dividend factor	$441	$317
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.83	1.53
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$384	$258
Add: Interest on deposits	100	71
Total fixed charges, including interest on deposits	$484	$329
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$809	$484
Add: Interest on deposits	100	71
Total	$909	$555
Ratio of earnings to fixed charges	1.88	1.69
Fixed charges, including the preferred stock dividend factor	$441	$317
Add: Interest on deposits	100	71
Fixed charges, including the preferred stock dividend factor and interest on deposits	$541	$388
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.68	1.43

(1)	Preferred stock dividends grossed up to their pretax equivalents.

(2)
During the second quarter of 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.